

November 14, 2017

Christopher M. Cashman
President and Chief Executive Officer
Marinus Pharmaceuticals, Inc.
170 N. Radnor Chester Rd., Suite 250
Radnor, Pennsylvania 19087

>   **Re: Marinus Pharmaceuticals, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed October 31, 2017**
>   **File No. 333-221243**

Dear Mr. Cashman:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-3

General

1.   Your disclosure on the cover page of the equity distribution agreement prospectus included in this registration statement states that sales may be made "to or through a market maker." You also state in the Plan of Distribution that sales may be made in negotiated transactions if expressly authorized by you. Please tell us whether these other sales methods satisfy the "at the market offering" definition under Rule 415.

If any sales method does not constitute a sales method that is deemed to be an "at the market offering" as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file an additional prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Edwards at (202) 551-6761 or Mary Beth Breslin at (202) 551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: John W. Kauffman